UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Securities Purchase Agreement

On January 29, 2026, Australian Oilseeds Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) for a private placement (the “Offering”) of up to 2,000,000 units (the “Units”) at a purchase price of US$1.00 per Unit.

Each Unit consists of (i) one of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and (ii) one warrant (the “Warrant”) to purchase up to two Ordinary Shares. Each Warrant will have an exercise price of US$2.00 per share, will be exercisable commencing on the date of issuance, and will expire five years from the date of issuance.

The aggregate gross proceeds of the Offering are expected to be up to approximately US$2.0 million, before deducting any offering expenses payable by the Company, and excluding any proceeds that may be received by the Company from the exercise of the Warrants. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering is expected to close subject to the satisfaction of customary closing conditions as set forth in the Securities Purchase Agreement.

The securities to be issued in the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being offered and sold in a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing summaries of the terms of the Securities Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the complete text of the Form of Securities Purchase Agreement and the Form of Warrant, which are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated by reference herein.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements include, but are not limited to, statements regarding the expected closing of the Offering and the anticipated use of proceeds. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Ltd

Date: January 29, 2026	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Co-Chief Executive Officer and Chairman of the Board